Form 5 __ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). __ Form 3 Holdings Reported _X_ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Newman, Charles J.	2. Issuer Name and Tickler or Trading Symbol ISA Internationale, Inc. (ISAI)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director _X_ 10% Owner _ _ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 634 Midland Bank Bldg.	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year July 2002
(Street) Minneapolis, MN 55401			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (check applicable line) _X__ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
(City)(State) (Zip)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	3.Transaction Code (Instr. 8)	4.Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6.Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock	11/07/00	P	2,999,999	A	$.00967	2,999,999	I	By Doubletree Capital Partners, Inc.
Common Stock	06/30/98	P				208,000	I	By MidAmerica Venture Capital Fund, Inc.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Trans- action Date (Month/ Day/ Year)	4.Trans- action Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Convertible Preferred	$.0000571	11/07/00	P	17,500,000		At any time	None	Common Stock	17,500,000	$.0000571	17,500,000	I	By Doubletree Capital Partners, Inc.
Convertible Loan Shares	$.02	Various	P	17,249,200		At any time	None	Common Stock	17,249,200	$.02	17,249,200	I	By Doubletree Capital Partners, Inc.
Anti-Dilution Common Shares	Unknown	Unknown	P	Unknown		At any time	None	Common Stock	Unknown	Unknown	Unknown	I	By Doubletree Capital Partners, Inc.

Explanation of Responses:

Table II: Convertible Preferred Stock pursuant to reorganization agreement between ISA Internationale, Inc. and Doubletree Capital Partners, Inc. dated November 7, 2000 and convertible at the option of Doubletree Capital Partners, Inc.

Convertible loans made by Doubletree Capital Partners, Inc. to Company are convertible at $.02 per share at the option of Doubletree Capital Partners, Inc.

ISAI common shares due Doubletree Capital Partners, Inc. to equal no less than 75% of all then outstanding common shares after converting ISAI convertible preferred shares and ISAI convertible loan shares.

/S/Charles J. Newman **Signature of Reporting Person	July 31, 2002 Date
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.